UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

CLIPPER REALTY INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

18885T306
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	18885T306

1	Name of Reporting Person
Jacob Schwimmer, in his individual capacity

2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
United States of America
	5	Sole Voting Power
		494,889(1)

Number of	6	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7	Sole Dispositive Power
Reporting Person		494,889(1)
With:
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,245,556(2)

10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.2%(3)

12	Type of Reporting Person (See Instructions)
IN

(1) Includes (i) 35,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”); (ii) 22,222 vested long term incentive plan units (“LTIP Units”), a class of units of Clipper Realty L.P. (the “Operating Partnership”), a direct subsidiary of Clipper Realty Inc. (the “Issuer”), which are convertible by Mr. Schwimmer, upon vesting, into an equivalent number of units of limited partnership interests (“OP Units”) of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock; and (iii) 437,667 class B LLC units (the “Class B LLC Units”), which are units of certain limited liability companies that are indirect subsidiaries of the Issuer and are each exchangeable with an equal number of shares of special voting stock of the Issuer for an amount of cash equal to the fair market value of a share of Common Stock or, at the election of the Issuer, one share of Common Stock.

(2) Includes (i) 35,000 shares of Common Stock held directly by Jacob Schwimmer, (ii) 22,222 LTIP Units held directly by Jacob Schwimmer, (iii) 437,667 Class B LLC Units held directly by Jacob Schwimmer and (iv) 1,750,667 Class B LLC Units held by the Schwimmer Family Irrevocable Gift Trust 2.

(3) This calculation is based on 17,812,755 shares of the Common Stock outstanding as of October 27, 2017, as reported in the quarterly report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on October 27, 2017. Percentage assumes exchange of only (i) Jacob Schwimmer’s LTIP Units and (ii) Jacob Schwimmer and the Schwimmer Family Irrevocable Gift Trust 2’s Class B LLC Units into shares of Common Stock.

CUSIP No.	18885T306

1	Name of Reporting Person
Jacob Schwimmer, as trustee of the Schwimmer Family Irrevocable Gift Trust 2

2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
United States of America
	5	Sole Voting Power
		1,750,667(1)

Number of	6	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7	Sole Dispositive Power
Reporting Person		1,750,667(1)
With:
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,245,556(2)

10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)
11.2%(3)

12	Type of Reporting Person (See Instructions)
IN

(1) Represents 1,750,667 Class B LLC Units.

(2) Includes (i) 35,000 shares of Common Stock held directly by Jacob Schwimmer, (ii) 22,222 LTIP Units held directly by Jacob Schwimmer, (iii) 437,667 Class B LLC Units held directly by Jacob Schwimmer and (iv) 1,750,667 Class B LLC Units held by the Schwimmer Family Irrevocable Gift Trust 2.

(3) This calculation is based on 17,812,755 shares of the Common Stock outstanding as of October 27, 2017, as reported in the quarterly report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on October 27, 2017. Percentage assumes exchange of only (i) Jacob Schwimmer’s LTIP Units and (ii) Jacob Schwimmer and the Schwimmer Family Irrevocable Gift Trust 2’s Class B LLC Units into shares of Common Stock.

Item 1.

(a)	Name of Issuer:

Clipper Realty Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4611 12th Avenue, Suite 1L

Brooklyn, New York 11219

Item 2.

(a)	Name of Person Filing:

Jacob Schwimmer, in his individual capacity

Jacob Schwimmer, as trustee of the Schwimmer Family Irrevocable Gift Trust 2

(b)	Address of Principal Business Office or, if None, Residence:

c/o Clipper Realty Inc.

4611 12th Avenue, Suite 1L

Brooklyn, New York 11219

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

18885T306

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: 2,245,556

(b)	Percent of Class: 11.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,245,556

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,245,556

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2018	Signature:	/s/ Jacob Schwimmer
		Name:	Jacob Schwimmer

SCHWIMMER FAMILY IRREVOCABLE GIFT TRUST 2

Date:	February 13, 2018	Signature:	/s/ Jacob Schwimmer
		Name:	Jacob Schwimmer
		Title:	Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).